Exhibit 99.1

MESOBLAST RHEUMATOID ARTHRITIS TRIAL RESULTS PRESENTED AT EULAR ANNUAL EUROPEAN CONGRESS OF RHEUMATOLOGY

New York, USA; and Melbourne, Australia; June 22, 2017: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) announced that results from the randomized, placebo-controlled 48-patient Phase 2 trial of its proprietary allogeneic Mesenchymal Precursor Cells (MPCs) in patients with biologic refractory rheumatoid arthritis (RA) were presented at the European League Against Rheumatism (EULAR) Annual European Congress of Rheumatology held in Madrid June 14-17. The abstract was selected by peer review and presented by the trial’s independent investigators.

The EULAR Congress is the key European platform for showcasing innovation in rheumatology and highlighting the latest advances in the field. The 2017 Congress was attended by approximately 14,000 delegates from more than 120 countries.

Trial investigator, Dr Suzanne Kafaja, Assistant Clinical Professor in the Division of Rheumatology, Department of Medicine, at the University of California at Los Angeles (UCLA), presented both safety and efficacy outcomes of the trial using pre-specified analyses over the 12-week primary evaluation period, as well as follow-up results over 39 weeks.

Dr Kafaja said the trial had met its primary endpoints and the data indicated an early trend to improvements in patient-related outcome measures. “Taken together, these results show promise and support further development of Mesoblast's mesenchymal precursor cells for biologic-refractory rheumatoid arthritis patients, a population with substantial remaining medical need," she said.

Major advances in the treatment of RA using biologic agents have resulted in a $19 billion global market in 2016, the majority of which is due to use of anti-TNF agents. The RA population resistant to anti-TNF agents, which constitutes about one-third of patients treated with anti-TNF agents, is the fastest growing branded market segment within the global RA biologics market, and is set to grow further as multiple anti-TNF biosimilars become available. There are approximately 6 million prevalent cases in the United States, Japan, and EU5, with 2.9 million in the United States alone in 20161,2

1. GlobalData©: Rheumatoid Arthritis Global Forecast 2015-2025 0- January 2017

2 Decision Resources Rheumatoid Arthritis Dec 2015

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws.  Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176